1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

October 11, 2016

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Joyce Sweeney

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 000-24435

Dear Ms. Collins and Ms. Sweeney:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated September 29, 2016 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Phong Le, Senior Executive Vice President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”).  The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company’s response letter to the staff, dated September 8, 2016 (the “Prior Response Letter”).

Notes to Consolidated Financial Statements

Note 17.  Segment Information, page 100

Comment:

1.

We note from your response to prior comment 2 that your departments include Sales, Maintenance, Consulting, Education, Cloud, Technology, and other corporate functions. Please tell us whether Cloud and Technology are revenue-generating offerings and which departments these offerings or functions fall within.

Response:

The Cloud department generates subscription services revenue from the sale of our software platform through cloud-based subscriptions.  Subscription services revenues represented approximately 5% of our total revenues for the fiscal year ended December 31, 2015.  The Technology department does not generate revenue, but plays the key role in developing the software we sell. Our Cloud and Technology functions are each a department, as shown in the organizational chart that was previously provided to the staff in the Prior Response Letter.

Revenues are generated solely from our Sales, Cloud, Consulting, Education and Maintenance departments.  The Cloud, Consulting, Education and Maintenance departments utilize our Sales

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com department to sell our software platform and related services. The revenues we generate from these departments are presented on our consolidated statements of operations as follows: product licenses (Sales), subscription services (Cloud), product support (Maintenance), and other services (Consulting and Education).

Comment:

2.

We note that your CODM primarily reviews operating results at the department level, which is the level in which he regularly approves budgets, assesses the performance of the business, and makes strategic and operating decisions. Please tell us whether you have concluded that your revenue-generating departments are operating segments as defined in ASC 280-10-50-1.

Response:

We assess the financial information that our CODM reviews, which includes information at the departmental level, to evaluate whether the departments meet the definition of an “operating segment.”  Paragraph 280-10-50-1 of ASC Topic No. 280, “Segment Reporting,” defines an operating segment as a component of a public entity:

a.	That “engages in business activities from which it may earn revenues and incur expenses”,

Departments involved in our corporate activities (i.e. our Finance, Human Resources, Facilities, Legal, Marketing, and Information Systems departments) serve as cost centers and do not earn revenue.  Our Technology department is also a cost center and does not earn revenue.  Our Sales, Cloud, Consulting, Education, and Maintenance departments, on the other hand, engage in business activities for which they earn revenues and incur costs.

b.	Whose “operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance”, and

Our business is engaged in the design, development, marketing and sales of our software platform through licensing arrangements and cloud-based subscriptions and related services.  The operations of the Sales, Cloud, Consulting, Education, and Maintenance departments are highly dependent on and inter-related to each other. For example, the ability of our Cloud, Consulting, Education, and Maintenance departments to generate revenues depends on the efforts of our Sales department, which sells the product licenses, subscription, product support, and other services offerings of our revenue-generating departments. The CODM’s decisions about allocating resources to a particular department are made taking into account the operating results of the entire business. For example, if revenues in our Consulting department declined over a certain period of time, the CODM would not make resource allocation decisions or assess the performance for that department alone. Instead, the CODM would consider, among other things, the product licenses revenues being sold by the Sales department (e.g., the historical operating results, our current product license pipeline, and our expected future operating results), as well as the historical and expected future operating results and customer renewal rates for our Maintenance department before making any resource allocation decisions.  The CODM’s decision to allocate resources to any individual department is made based on the Company’s operating results and its performance as a whole, and not solely on the operating results and performance of the individual department.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

c.	For which “discrete financial information is available”.

As discussed above, although discrete financial information is available for each department, the CODM makes decisions based on information about the results of the consolidated business as a whole.  As such, we only have one operating segment.

Comment:

3.

You state that departments are all inextricably linked to and rooted in the sale of your single software platform, and have concluded that you have one reportable operating segment. If you conclude that the revenue-generating departments are operating segments, please provide us with your analysis for aggregating them into a single reportable segment, including your determination that the departments have similar economic characteristics. Refer to ASC 280-10-50-11.

Response:

As discussed above in our response to Comment #2, we do not consider our revenue-generating departments to be operating segments. Our CODM makes decisions about the Company as a whole based on the strategy he sets for the Company overall.

We have determined that we currently have one reportable operating segment, which is engaged in the design, development, marketing and sales of our software platform through licensing arrangements and cloud-based subscriptions and related services such as consulting, maintenance and education.

* * * * *

The Company has sought to address the staff’s comments with respect to the 2015 10-K in the responses contained herein and therefore has not filed an amendment to the 2015 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 744-3084 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Phong Le

Phong Le

Senior Executive Vice President &

Chief Financial Officer

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